Exhibit 99.1

Amdocs Limited Reports Third Quarter Fiscal 2026 Results

Revenue of $1.17 Billion, up 2.7% YoY as Reported and up 2.2% YoY in Constant Currency(1)

Expects Fiscal 2026 Revenue Growth Outlook of 3.2%-4.0% YoY as Reported

Reiterates Midpoint of Fiscal 2026 Revenue Growth Outlook of 2.6% to 3.4% YoY in Constant Currency(1)

Announces Multi-Year Strategic Engagement with Liberty Latin America to Manage & Transform its Entire IT Domain Through Amdocs’ Agentic Operating System, aOS

Third Quarter Fiscal 2026 Highlights

(All comparisons are against same quarter of the prior year, unless otherwise stated)

•

Revenue of $1,175 million, up 2.7% as reported and up 2.2% in constant currency(1); revenue was at the midpoint of the $1,155-$1,195 million guidance range and includes a negligible impact from foreign currency movements relative to our guidance assumptions

•	Managed services record revenue of $791 million, equivalent to approximately 67% of total revenue and up 2.5%

•	GAAP diluted EPS of $0.59, including a restructuring charge of 91 cents per share, without which GAAP diluted EPS would have been above the guidance range of $1.39-$1.47

•	Non-GAAP diluted EPS of $1.84, at the midpoint of the guidance range of $1.81-$1.87

•

GAAP operating income of $105 million, including a restructuring charge of $106 million; GAAP operating margin of 8.9%, down 880 basis points compared to last year’s third quarter and 670 basis points sequentially

•	Non-GAAP operating income of $253 million; non-GAAP operating margin of 21.6%, up 20 basis points as compared to last year’s third fiscal quarter and up 10 basis points sequentially

(1)	Revenue on a constant currency basis assumes exchange rates in the current period were unchanged from the prior period
(2)	Please refer to the Selected Financial Metrics tables below (figures may not sum because of rounding)

•

Free cash flow of $172 million, comprised of cash flow from operations of $197 million, including $21 million of restructuring payments, less $25 million in net capital expenditures(2); excluding restructuring payments, free cash flow was $193 million; reiterates full year fiscal 2026 free cash(2) outlook of $710 million to $730 million, excluding restructuring payments

•	Repurchased $143 million of ordinary shares during the third fiscal quarter

•	Twelve-month backlog of $4.26 billion, up 2.7% as compared to last year’s third fiscal quarter and down $20 million sequentially

JERSEY CITY, NJ – August 5, 2026 – Amdocs Limited (NASDAQ: DOX), a leading provider of software and services to communications and media companies, today reported operating results for the three months ended June 30, 2026.

“I’m pleased to report solid Q3 results. Revenue of $1.175 billion was consistent with the midpoint of guidance, and profitability improved from a year ago as we continued to balance growth investments with accelerated internal transformation to become an agentic-first organization. Managed services had a record quarter, contributing 67% of total revenue, and twelve-month backlog grew by 2.7% from a year ago. With these results, we’re on track to achieve our fiscal 2026 financial guidance while closely monitoring macroeconomic developments and customer spending behavior in the current climate,” said Shimie Hortig, president and chief executive officer of Amdocs Management Limited.

Hortig continued, “As we’ve advanced our strategy over the last few months, I’d like to provide more details about our plans to lead Amdocs forward. Last quarter, I shared my excitement about the agentic era, and the long-term opportunity this presents to help our industry and customers fundamentally transform their IT and network domains. Our vision is to be the primary partner of choice to accelerate this agentic transformation and unlock its value for our customers. Today, we are introducing our new four-pillar growth strategy. Pillar 1, and the core of our strategy, is “aOS, Agentic Telco Operating System”, designed to fundamentally transform the way our customers operate their business. Pillar II is “New Vertical Expansion” where we plan to leverage our deep engineering pedigree, combined with our transformation expertise, to accelerate agentic modernization in another industry.

Pillar III is ”Emerging Growth Horizons” where we intend to capture and solve emerging needs driven by the GenAI revolution in our customer base and beyond. Pillar IV relates to the “Internal Transformation” of Amdocs to become an agentic-first organization as a key enabler to support our future growth.”

Hortig concluded, “As the first major proof point of our first growth pillar, I’m proud to share an important moment in our agentic journey. We signed a new, large-scale 10-year partnership with Liberty Latin America encompassing their entire end-to-end IT ecosystem. This is a true flagship engagement under which Liberty Latin America is trusting Amdocs to manage and transform its entire IT domain leveraging aOS, Amdocs’ agentic telco operating system. The engagement will transform Liberty Latin America’s traditional IT operations into an AI-driven operating model designed to accelerate time to market, increase product innovation, enhance customer and employee experience, and deliver significant cost savings. The deal is also a meaningful expansion of Amdocs’ footprint in the CALA region and is a major demonstration of our ability to handle highly complex mission critical operations across multiple markets.”

Revenue

(All comparisons are against same quarter of the prior year, unless otherwise stated)

	In millions
	Three months ended
	June 30, 2026
	Actual	Guidance
Revenue	$1,175	$1,155 - $1,195
Revenue Growth, as reported	2.7%
Revenue Growth, constant currency(1)	2.2%

•	Revenue for the third fiscal quarter of 2026 was at the midpoint of Amdocs’ guidance and includes a negligible impact from foreign currency movements compared to our guidance assumptions

•

Revenue for the third fiscal quarter includes a positive impact from foreign currency movements of $5 million relative to the third quarter of fiscal 2025 and a negative impact from foreign currency movements of $1 million relative to the second quarter of fiscal 2026

Net Income and Earnings Per Share

	In thousands, except per share data
	Three months ended
	June 30,
	2026	2025
GAAP Measures
Net Income	$63,193	$154,802
Net Income attributable to Amdocs Limited	$62,169	$154,001
Diluted earnings per share	$0.59	$1.39
Non-GAAP Measures
Non-GAAP Net Income	$195,940	$192,170
Non-GAAP Net Income attributable to Amdocs Limited	$194,916	$191,369
Non-GAAP Diluted earnings per share	$1.84	$1.72

•

Non-GAAP net income excludes amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition related liabilities measured at fair value, equity-based compensation expenses, restructuring charges, and other, net of related tax effects. For further details of the reconciliation of selected financial metrics from GAAP to Non-GAAP, please refer to the tables below

Capital Allocation & Liquidity

•

Quarterly Cash Dividend Program: On August 5, 2026, the Board approved the Company’s next quarterly cash dividend payment at the rate of $0.569 per share, and set September 30, 2026 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on October 30, 2026

•	Share Repurchase Activity: Repurchased $143 million of ordinary shares during the third quarter of fiscal 2026

Twelve-month Backlog

Twelve-month backlog was $4.26 billion at the end of the third quarter of fiscal 2026, up approximately 2.7% as compared to last year’s third fiscal quarter. Twelve-month backlog includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities.

Fourth Quarter Fiscal 2026 Outlook

In millions, except per share data
Q4 - 2026
Revenue	$1,175 - $1,215
GAAP Diluted earnings per share	$1.48 - $1.56
Non-GAAP Diluted earnings per share	$1.94 - $2.00

•	Fourth quarter revenue guidance assumes a negative $2.5 million sequential impact from foreign currency fluctuations as compared to the third quarter of fiscal 2026

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•

Fourth quarter non-GAAP diluted EPS guidance excludes primarily equity-based compensation expense of approximately $0.22-$0.24 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.18 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

Full Year Fiscal 2026 Outlook

FY 2026 - Year-over - Year growth
	Current guidance	Previous guidance
Revenue Growth, as reported	3.2% - 4.0%	2.6% - 4.6%
Revenue Growth, constant currency (1)	2.6% - 3.4%	2.0% - 4.0%
GAAP Diluted earnings per share	(5.0)% - (3.0)%	12.0% - 15.0%
Non-GAAP Diluted earnings per share	5.5% - 6.5%	5.0% - 7.0%

FY 2026, in millions
	Current guidance	Previous guidance
Free Cash Flow (2)	$710-$730	$710-$730

•

Full year fiscal 2026 revenue guidance incorporates an expected positive impact from foreign currency fluctuations of approximately 0.6% year-over-year, unchanged as compared with our previous assumption, and includes some inorganic contribution

•	GAAP diluted EPS guidance does not include the impact of future restructuring charges

•

Non-GAAP diluted earnings per share growth excludes primarily equity-based compensation expense of approximately $0.95-$0.97 per share, amortization of purchased intangible assets and other acquisition-related costs of approximately $0.60 per share, changes in certain acquisitions related liabilities measured at fair value, and other, net of related tax effects

•	Non-GAAP operating margin is anticipated to be within a range of 21.3% to 21.9% for the full year fiscal 2026

•

Non-GAAP operating margin is comprised of GAAP operating margin, excluding amortization of purchased intangible assets and other, equity-based compensation expense, restructuring charges, and changes in certain acquisitions related liabilities measured at fair value

•	Non-GAAP effective tax rate is anticipated to be within a range of 16% to 19% for the full year fiscal 2026

•

Reiterates full year fiscal 2026 free cash flow(2) outlook of $710 million to $730 million, excluding payments related to restructuring charges; free cash flow(2) is comprised of cash flow from operations, less net capital expenditures

The forward-looking statements regarding our fourth fiscal quarter 2026 and full year fiscal 2026 guidance take into consideration the Company’s current expectations regarding macroeconomic, geopolitical and industry specific risks and various uncertainties and certain assumptions, some of which we will discuss on our earnings conference call. However, we note that market dynamics continue to shift rapidly and we cannot predict all possible outcomes, including those resulting from certain geopolitical events, the current inflationary environment, changes to trade policies including tariffs and trade restrictions and the resulting impact on economic activities (as our outlook assumes current economic conditions do not deteriorate significantly due to trade policy or other macro factors), global or regional events, and the prevailing level of macro-economic, business and operational uncertainty, including customer spending behavior which have created, and continue to create, a significant amount of uncertainty, or from current and potential customer consolidation or their other strategic corporate activities. See “Forward-Looking Statements” below.

Conference Call and Earnings Webcast Presentation Details

Amdocs will host a conference call and earnings webcast presentation on August 5, 2026 at 5:00 p.m. Eastern Time to discuss the Company’s third quarter of fiscal 2026 results. To participate in the call, please register here to receive the dial-in numbers and unique access PIN. The conference call and webcast will also be carried live on the Internet and may be accessed via the Amdocs website at https://investors.amdocs.com. Presentation slides will be available shortly before the webcast.

Non-GAAP Financial Measures

This release includes non-GAAP financial measures, including non-GAAP diluted earnings per share, free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth. These other non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in certain acquisition-related liabilities measured at fair value;

•	restructuring and unusual charges or benefits;

•	equity-based compensation expense;

•	other; and

•	tax effects related to the above.

Free cash flow(2) equals cash generated by operating activities less net capital expenditures. These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP financial measures, including non-GAAP diluted earnings per share, free cash flow(2), revenue on a constant currency(1) basis, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP interest and other expenses, net, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income, non-GAAP net income attributable to Amdocs Limited and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in certain acquisition-related liabilities measured at fair value, restructuring and unusual charges or benefits, equity-based compensation expense, other and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, interest and other expenses, net, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the Company’s website

•	Follow us on X, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs helps the world’s leading communications and media companies deliver exceptional customer experiences through reliable, efficient, and secure operations at scale. We provide software products and services that embed intelligence into how work runs across business, IT, and network domains – delivering measurable outcomes in customer experience, network performance, cloud modernization, and revenue growth. With our talented people, and more than 40 years of experience running mission-critical systems around the globe, Amdocs runs billions of transactions daily. Our technology is relied on every day, connecting people worldwide and advancing a more inclusive, connected world. Together, we help those who shape the future to make it amazing. Amdocs is listed on the NASDAQ Global Select Market (NASDAQ: DOX) and reported revenue of $4.53 billion in fiscal 2025. For more information, visit www.amdocs.com.

Forward-Looking Statements

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ strategy, including with respect to artificial intelligence and agentic opportunities, growth, financial outlook, and business results in future quarters and years. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks, uncertainties, and other important factors that may cause future results to differ materially from those anticipated. These risks include, but are not limited to, the effects of general macroeconomic conditions, prevailing level of macroeconomic, business and operational uncertainty, including as a result of geopolitical events or other regional events or pandemics, changes to trade policies including tariffs and trade restrictions, as well as the current inflationary environment, and the effects of these conditions on the Company’s customers’ businesses and levels of business activity, including the effect of the current economic uncertainty and industry pressure on the spending decisions of the Company’s customers, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company’s products and services obsolete, security incidents, including breaches and cyberattacks to our systems and networks and those of our partners or customers, potential loss of a major customer, our ability to develop long-term relationships with our customers, our ability to successfully and effectively implement artificial intelligence and Generative AI in the Company’s offerings and operations, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2025, filed on December 15, 2025, and our Form 6-K furnished for the first quarter of fiscal 2026 on February 17, 2026 and for the second quarter of fiscal 2026 on May 26, 2026.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Revenue	$1,174,895	$1,144,437	$3,502,813	$3,382,695
Operating expenses:
Cost of revenue	707,740	711,147	2,152,196	2,091,455
Research and development	86,367	86,851	255,346	252,980
Selling, general and administrative	149,252	127,589	416,650	384,301
Amortization of purchased intangible assets and other	20,574	16,380	56,416	48,137
Restructuring charges	106,424	—	128,130	6,783

	1,070,357	941,967	3,008,738	2,783,656

Operating income	104,538	202,470	494,075	599,039
Interest and other expense, net	(14,082)	(11,705)	(31,310)	(26,579)

Income before income taxes	90,456	190,765	462,765	572,460
Income taxes	27,263	35,963	102,346	101,805

Net income	$63,193	$154,802	$360,419	$470,655

Net income attributable to noncontrolling interests	1,024	801	2,869	2,278

Net income attributable to Amdocs Limited	$62,169	$154,001	$357,550	$468,377

Basic earnings per share attributable to Amdocs Limited	$0.59	$1.39	$3.35	$4.19

Diluted earnings per share attributable to Amdocs Limited	$0.59	$1.39	$3.33	$4.17

Cash dividends declared per ordinary share	$0.569	$0.527	$1.665	$1.533

Basic weighted average number of shares outstanding	105,453	110,614	106,845	111,776

Diluted weighted average number of shares outstanding	105,691	111,188	107,228	112,384

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Revenue	$1,174,895	$1,144,437	$3,502,813	$3,382,695
Non-GAAP operating income	253,409	244,708	755,184	720,212
Non-GAAP net income	195,940	192,170	585,572	582,064
Non-GAAP net income attributable to Amdocs Limited	194,916	191,369	582,703	579,786
Non-GAAP diluted earnings per share	$1.84	$1.72	$5.43	$5.16
Diluted weighted average number of shares outstanding	105,691	111,188	107,228	112,384

Free Cash Flows

(In thousands)

	Three months ended June 30,		Nine months ended June 30,
	2026	2025	2026	2025
Net Cash Provided by Operating Activities	$197,217	$241,243	$518,983	$519,256
Purchases of property and equipment, net (a)	(25,293)	(29,421)	(78,769)	(72,740)

Free Cash Flow	$171,924	$211,822	$440,214	$446,516

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three and nine months ended June 30, 2026 and 2025, respectively.

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three Months Ended June 30, 2026
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$707,740	$—	$(10,005)	$(135)	$—	$—	$—	$697,600
Research and development	86,367		(1,796)					84,571
Selling, general and administrative	149,252		(9,802)	(135)				139,315
Amortization of purchased intangible assets and other	20,574	(20,574)						—
Restructuring charges	106,424				$(106,424)			—

Total operating expenses	1,070,357	(20,574)	(21,603)	(270)	(106,424)	—	—	921,486

Operating income	104,538	20,574	21,603	270	106,424			253,409
Interest and other expense, net	(14,082)					$(111)		(14,193)
Income taxes	27,263						16,013	43,276

Net income	63,193	20,574	21,603	270	106,424	(111)	(16,013)	195,940

Net income attributable to noncontrolling interests	1,024							1,024

Net income attributable to Amdocs Limited	$62,169	$20,574	$21,603	$270	$106,424	$(111)	$(16,013)	$194,916

	Three Months Ended June 30, 2025
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$711,147	$—	$(12,652)	$(361)	$—	$—	$698,134
Research and development	86,851		(2,449)				84,402
Selling, general and administrative	127,589		(10,860)	464			117,193
Amortization of purchased intangible assets and other	16,380	(16,380)					—
Restructuring charges	—				—		—

Total operating expenses	941,967	(16,380)	(25,961)	103			899,729

Operating income	202,470	16,380	25,961	(103)			244,708
Interest and other expense, net	(11,705)						(11,705)
Income taxes	35,963					4,870	40,833

Net income	154,802	16,380	25,961	(103)		(4,870)	192,170

Net income attributable to noncontrolling interests	801						801

Net income attributable to Amdocs Limited	$154,001	$16,380	$25,961	$(103)	$—	$(4,870)	$191,369

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Nine Months Ended June 30, 2026
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$2,152,196	$—	$(32,770)	$(629)	$—	$—	$—	$2,118,797
Research and development	255,346		(5,723)					249,623
Selling, general and administrative	416,650		(45,199)	7,758				379,209
Amortization of purchased intangible assets and other	56,416	(56,416)						—
Restructuring charges	128,130				(128,130)			—

Total operating expenses	3,008,738	(56,416)	(83,692)	7,129	(128,130)	—	—	2,747,629

Operating income	494,075	56,416	83,692	(7,129)	128,130			755,184
Interest and other expense, net	(31,310)					(6,175)		(37,485)
Income taxes	102,346						29,781	132,127

Net income	360,419	56,416	83,692	(7,129)	128,130	(6,175)	(29,781)	585,572

Net income attributable to noncontrolling interests	2,869							2,869

Net income attributable to Amdocs Limited	$357,550	$56,416	$83,692	$(7,129)	$128,130	$(6,175)	$(29,781)	$582,703

	Nine Months Ended June 30, 2025
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in certain acquisitions related liabilities measured at fair value	Restructuring charges	Other	Tax effect	Non- GAAP
Operating expenses:
Cost of revenue	$2,091,455	$—	$(38,258)	$(721)	$—	$—	$—	$2,052,476
Research and development	252,980		(7,003)					245,977
Selling, general and administrative	384,301		(32,873)	12,602				364,030
Amortization of purchased intangible assets and other	48,137	(48,137)						—
Restructuring charges	6,783				(6,783)			—

Total operating expenses	2,783,656	(48,137)	(78,134)	11,881	(6,783)			2,662,483

Operating income	599,039	48,137	78,134	(11,881)	6,783			720,212
Interest and other expense, net	(26,579)					5,979		(20,600)
Income taxes	101,805						15,743	117,548

Net income	470,655	48,137	78,134	(11,881)	6,783	5,979	(15,743)	582,064

Net income attributable to noncontrolling interests	2,278							2,278

Net income attributable to Amdocs Limited	$468,377	$48,137	$78,134	$(11,881)	$6,783	$5,979	$(15,743)	$579,786

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	June 30, 2026	September 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$206,451	$324,999
Accounts receivable, net, including unbilled	1,009,645	935,751
Prepaid expenses and other current assets	376,669	331,387

Total current assets	1,592,765	1,592,137
Property and equipment, net	736,393	768,557
Lease assets	165,282	182,088
Goodwill and other intangible assets, net	3,223,852	3,046,962
Other noncurrent assets	697,963	660,086

Total assets	$6,416,255	$6,249,830

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,243,491	$1,201,206
Short-term financing arrangements	280,000	—
Lease liabilities	34,677	38,725
Deferred revenue	144,328	118,861

Total current liabilities	1,702,496	1,358,792
Lease liabilities	124,968	140,776
Long-term debt, net of unamortized debt issuance costs	647,368	646,901
Other noncurrent liabilities	613,926	632,681
Total Amdocs Limited Shareholders’ equity	3,286,514	3,429,453
Noncontrolling interests	40,983	41,227

Total equity	3,327,497	3,470,680

Total liabilities and equity	$6,416,255	$6,249,830

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Nine months ended June 30,
	2026	2025
Cash Flow from Operating Activities:
Net income	$360,419	$470,655
Reconciliation of net income to net cash provided by operating activities:
Depreciation, amortization and impairment	156,177	142,457
Amortization of debt issuance cost	467	453
Equity-based compensation expense	83,692	78,134
Deferred income taxes	11,885	10,898
Loss from short-term interest-bearing investments	—	1,869
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable, net	(101,765)	57,499
Prepaid expenses and other current assets	(12,622)	(71,825)
Other noncurrent assets	6,888	(21,659)
Lease assets and liabilities, net	(3,049)	3,483
Accounts payable, accrued expenses and accrued personnel	27,222	(85,590)
Deferred revenue	12,483	13,813
Income taxes payable, net	8,216	(17,781)
Other noncurrent liabilities	(31,030)	(63,150)

Net cash provided by operating activities	$518,983	$519,256

Cash Flow from Investing Activities:
Purchase of property and equipment, net (a)	(78,769)	(72,740)
Proceeds from sale of short-term interest-bearing investments	—	94,718
Net cash paid for business and intangible assets acquisitions	(217,644)	(61,406)
Net cash from equity investments and other	13,842	16,773

Net cash used in investing activities	$(282,571)	$(22,655)

Cash Flow from Financing Activities:
Repurchase of shares	(427,077)	(414,924)
Proceeds from employee stock option exercises	6,768	18,097
Payments of dividends	(174,278)	(166,425)
Distribution to noncontrolling interests	(3,113)	(2,523)
Borrowings under financing arrangements	280,000	—
Payment of contingent consideration and deferred payment of business acquisitions	(37,260)	(9,599)

Net cash used in financing activities	$(354,960)	$(575,374)

Net decrease in cash and cash equivalents	(118,548)	(78,773)
Cash and cash equivalents at beginning of period	324,999	346,085

Cash and cash equivalents at end of period	$206,451	$267,312

(a)	The amounts under “Purchase of property and equipment, net”, include immaterial proceeds from sale of property and equipment for the three and nine months ended June 30, 2026 and 2025, respectively.

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
North America	$748.1	$754.3	$764.7	$762.4	$745.4
Europe	193.5	191.8	181.7	179.8	189.4
Rest of the World	233.3	225.8	209.5	208.0	209.6

Total Revenue	$1,174.9	$1,172.0	$1,155.9	$1,150.2	$1,144.4

	Three months ended
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
Managed Services Revenue	$790.5	$758.7	$745.9	$748.3	$771.5

	as of
	June 30, 2026	March 31, 2026	December 31, 2025	September 30, 2025	June 30, 2025
12-Month Backlog	$4,260	$4,280	$4,250	$4,190	$4,150

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